UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-39803

Meiwu Technology Co. Ltd.

(Translation of registrant’s name into English)

1602, Building C, Shenye Century Industry

No. 743 Zhoushi Road, Bao’an District

Shenzhen, People’s Republic of China

Telephone: +86-755-85250400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

As disclosed previously, on June 23, 2022, Meiwu Technology Co., Ltd. (the “Company”) entered into a Share Purchase Agreement (“SPA”) with Mahaotiaodong Information Technology Company Limited, a British Virgin Islands business company (the “Mahao BVI”), and all the shareholders of Mahao BVI, who collectively hold 100% issued and outstanding shares of Mahao BVI (the “Sellers”). Mahao BVI indirectly owns 100% of Mahaotiaodong (Xiamen) Technology Company Limited, a company organized under the laws of the PRC (“Mahao”), via Mahao BVI’s wholly-owned subsidiary in Hong Kong, DELIMOND Limited. Mahao is a company engaging in providing Internet access and related services based in Xiamen, China. The transaction was closed on June 23, 2022.

The audited financial statements of the Company and the unaudited pro forma financial information of the Company after giving effect to the consummation of the acquisition of Mahao BVI are also filed herewith as Exhibits 99.1 and 99.2.

Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Audited Financial Statements of Mahao BVI
99.2	Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Co. Ltd.

By:	/s/ Xinliang Zhang
Xinliang Zhang
Chief Executive Officer

Date: August 23, 2022